UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PHILLIPS-VAN HEUSEN CORPORATION
(Name of Issuer)
COMMON STOCK, $1 PAR VALUE
(Title of class of securities)
718592108
(CUSIP number)
Clifton S. Robbins Blue Harbour Group, LP 646 Steamboat Road Greenwich, Connecticut 06830 (203) 422-6540
(Name, address and telephone number of person authorized to receive notices and communications)
OCTOBER 2, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 718592108	13D	Page 2

1	NAME OF REPORTING PERSON:		Blue Harbour Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,731,869
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,731,869
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,731,869
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		5.3%
14	TYPE OF REPORTING PERSON:		PN

CUSIP No. 718592108	13D	Page 3

1	NAME OF REPORTING PERSON:		Blue Harbour Strategic Value Partners Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,081,704
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,081,704
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,081,704
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.0%
14	TYPE OF REPORTING PERSON:		PN

The aggregate amount in Row 11 excludes shares directly and beneficially owned by Blue Harbour Institutional Partners Master Fund, L.P.

CUSIP No. 718592108	13D	Page 4

1	NAME OF REPORTING PERSON:		Blue Harbour Institutional Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	650,165
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	650,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		650,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.3%
14	TYPE OF REPORTING PERSON:		PN

The aggregate amount in Row 11 excludes shares directly and beneficially owned by Blue Harbour Strategic Value Partners Master Fund, LP

CUSIP No. 718592108	13D	Page 5

1	NAME OF REPORTING PERSON:		Blue Harbour GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,731,869
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,731,869
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,731,869
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		5.3%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 718592108	13D	Page 6

1	NAME OF REPORTING PERSON:		Blue Harbour Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,731,869
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,731,869
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,731,869
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		5.3%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 718592108	13D	Page 7

1	NAME OF REPORTING PERSON:		Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	2,731,869
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	2,731,869
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		2,731,869
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		5.3%
14	TYPE OF REPORTING PERSON:		IN

ITEM 1. SECURITY AND ISSUER

The title and class of equity security to which this Statement on Schedule 13D relates is the common stock, par value $1 per share (“Common Stock”), of Phillips-Van Heusen Corporation, a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 200 Madison Avenue, New York, New York 10016.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement on Schedule 13D is being filed by and on behalf of Blue Harbour Group, LP, a Delaware limited partnership (“Manager”), Blue Harbour Strategic Value Partners Master Fund, LP, a Cayman Islands exempted limited partnership (the “Fund”), Blue Harbour Institutional Partners Master Fund, L.P., a Cayman Islands exempted limited partnership (“BHIP” and, together with the Fund, the “Funds”), Blue Harbour GP, LLC, a Delaware limited liability company (“Fund GP”), Blue Harbour Holdings, LLC, a Delaware limited liability company (“Manager GP”), and Clifton S. Robbins, a citizen of the United States of America (“Mr. Robbins”). Manager, the Fund, BHIP, Fund GP, Manager GP and Mr. Robbins are herein sometimes referred to each as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal office of each of Manager, the Fund, BHIP, Manager GP and Fund GP is 646 Steamboat Road, Greenwich, Connecticut 06830, and Mr. Robbins’ business address is c/o Manager at the foregoing address. Mr. Robbins is the Chief Executive Officer of Manager.

Each of the Fund and BHIP is principally involved in the business of investing in securities. Fund GP is principally involved in the business of serving as the general partner of the Funds. Manager is principally involved in the business of providing investment advisory and investment management services to the Funds and its affiliates and, among other things, exercises all voting and other powers and privileges attributable to any securities held for the account of each of the Funds. Manager GP is principally involved in the business of serving as the general partner of Manager.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The 2,731,869 shares of Common Stock reported herein by the Reporting Persons were acquired by the Funds for an aggregate purchase price of approximately $104,841,520 (excluding brokerage commissions). The shares of Common Stock that are reported on this Statement on Schedule 13D were acquired with working capital of each of the Funds, which at any given time may include funds borrowed on margin in the ordinary course and on customary terms.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the Company’s Common Stock for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.

8

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of the Company at times, and in such manner, as they deem advisable to benefit from changes in market prices of such securities, changes in the Company’s operations, business strategy or prospects, or from a sale or merger of the Company. To evaluate such alternatives, the Reporting Persons will routinely monitor the Company’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.

Consistent with its investment research process, the Reporting Persons may engage in communications regarding such matters with members of management and the Board of Directors of the Company, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons modifying their ownership of securities of the Company, exchanging information with the Company pursuant to appropriate confidentiality or similar agreements, proposing changes in the Company’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Company or dispose of all the securities of the Company beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) – (b)           The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference. As of the close of business on the date of this Statement, the Fund beneficially owns an aggregate of 2,081,704 shares of Common Stock, representing approximately 4.0% of the outstanding shares of Common Stock, and BHIP beneficially owns an aggregate of 650,165 shares of Common Stock, representing approximately 1.3% of the outstanding shares of Common Stock. As of the date of this Statement, the 2,731,869 shares of Common Stock beneficially owned, in the aggregate, by the Funds, which shares of Common Stock may be deemed to be beneficially owned by each of the Fund GP, Manager, Manager GP, and Mr. Robbins, represent approximately 5.3% of the outstanding shares of Common Stock. All percentages set forth in this paragraph are based on 51,460,675 shares of Common Stock outstanding as of September 2, 2008, as set forth in the Company’s Quarterly Report on Form 10-Q for the Company’s fiscal quarterly period ended August 3, 2008.

The Fund is the direct owner of 2,081,704 shares of Common Stock reported on this Statement and BHIP is the direct owner of 650,165 shares of Common Stock reported on this Statement. For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, Fund GP, as general partner of the Funds, Manager, as the investment manager of the Funds, Manager GP as the general partner of Manager, and Mr. Robbins, as controlling owner of Fund GP and Manager GP (in addition to serving as Chief Executive Officer of Manager) may be deemed to own beneficially

9

(as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by the Funds. Each of Fund GP, Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such shares for all other purposes. The Fund and BHIP each disclaim beneficial ownership of the shares held directly by the other.

(c)       Except as set forth above or in the attached Schedule I, no Reporting Person has effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement.

(d)	Not applicable.
(e)	Not applicable.
ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 1	Agreement as to Joint Filing of Schedule 13D, dated October 10, 2008, by and among Manager, the Fund, BHIP, Fund GP, Manager GP and Mr. Robbins.

10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2008

BLUE HARBOUR GROUP, LP

By: Blue Harbour Holdings, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

BLUE HARBOUR STRATEGIC VALUE

PARTNERS MASTER FUND, LP

By: Blue Harbour GP, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

BLUE HARBOUR INSTITUTIONAL PARTNERS MASTER FUND, L.P.

By: Blue Harbour GP, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

BLUE HARBOUR GP, LLC

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

BLUE HARBOUR HOLDINGS, LLC

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

/s/ Clifton S. Robbins

Clifton S. Robbins

Schedule I

Transactions in Shares of Common Stock by Reporting Persons

Reporting Person	Date	Transaction	Number of Shares of Common Stock	Price Per Share
Fund	8/20/2008	Purchase	76,300	$35.93
BHIP	8/20/2008	Purchase	23,700	$35.93
Fund	8/21/2008	Purchase	74,011	$34.61
BHIP	8/21/2008	Purchase	22,989	$34.61
Fund	8/21/2008	Purchase	2,289	$34.50
BHIP	8/21/2008	Purchase	711	$34.50
Fund	8/25/2008	Purchase	7,627	$34.99
BHIP	8/25/2008	Purchase	2,373	$34.99
Fund	8/25/2008	Purchase	19,067	$34.99
BHIP	8/25/2008	Purchase	5,933	$34.99
Fund	8/25/2008	Purchase	38,134	$34.86
BHIP	8/25/2008	Purchase	11,866	$34.86
Fund	8/25/2008	Purchase	11,440	$34.89
BHIP	8/25/2008	Purchase	3,560	$34.89
Fund	9/5/2008	Purchase	48,048	$37.99
BHIP	9/5/2008	Purchase	14,952	$37.99
Fund	10/2/2008	Purchase	19,150	$35.74
BHIP	10/2/2008	Purchase	5,850	$35.74
Fund	10/2/2008	Purchase	75,068	$35.78
BHIP	10/2/2008	Purchase	22,932	$35.78
Fund	10/2/2008	Purchase	38,300	$35.80
BHIP	10/2/2008	Purchase	11,700	$35.80
Fund	10/2/2008	Purchase	7,660	$35.76
BHIP	10/2/2008	Purchase	2,340	$35.76
Fund	10/2/2008	Purchase	13,022	$35.84
BHIP	10/2/2008	Purchase	3,978	$35.84
Fund	10/10/2008	Purchase	53,620	$28.82
BHIP	10/10/2008	Purchase	16,380	$28.82
Fund	10/10/2008	Purchase	22,980	$28.72
BHIP	10/10/2008	Purchase	7,020	$28.72

Exhibit 1

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D

Dated October 10, 2008

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

BLUE HARBOUR GROUP, LP

By: Blue Harbour Holdings, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

BLUE HARBOUR STRATEGIC VALUE

PARTNERS MASTER FUND, LP

By: Blue Harbour GP, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

BLUE HARBOUR INSTITUTIONAL PARTNERS MASTER FUND, L.P.

By: Blue Harbour GP, LLC, its general partner

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

BLUE HARBOUR GP, LLC

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

BLUE HARBOUR HOLDINGS, LLC

By:	/s/ Clifton S. Robbins
Name: Clifton S. Robbins
Title: Managing Member

/s/ Clifton S. Robbins

Clifton S. Robbins